8, 555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9

Robert McFarlane	Telephone 604.697.8010
Executive Vice President & Chief Financial Officer	Facsimile 604.435.5579
robert.mcfarlane@telus.com

July 6, 2009

Via EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549 USA

Re:	TELUS Corporation (the “Company”)
Form 40-F for the fiscal year ended December 31, 2008
File No. 001-15144

Dear Sir:

Further to your letter of June 4, 2009, and my letter dated June 16, 2009, requesting an extension of the time period for response, please find the Company’s responses to your comments. For ease of reference, we have reproduced the Staff’s comments in italics with each response following the comment to which it relates.

Note 1 – Summary of Significant Accounting Policies
(f) Depreciation and Amortization, pages 12-13
1.
We note that goodwill accounted for 19% of your total assets as of December 31, 2008. As a result of the annual impairment test of your two reporting units, you determined that your goodwill balance was not impaired. Although you incurred no impairment, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy due to the significance of your goodwill balance. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.
•	Disclose a breakdown of your goodwill balances as of December 31, 2008 by reporting unit.
•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.
•
Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

1)
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate of your cash flow projections needed in order to avoid having a goodwill impairment charge.
3)
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flow analysis.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 6, 2009

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

As the Company qualifies to, and files with the United States Securities and Exchange Commission pursuant to the Multi-Jurisdictional Disclosure System, the Company complies with the Canadian Securities Administrators’ National Instrument 51-102, Continuous Disclosure Obligations, Form 51-102F1 when preparing its management’s discussion and analysis content. Pursuant to the requirements of B(3) of Form 40-F, the Company has filed the management’s discussion and analysis required under Canadian law and does not believe that the specific requirements of Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations” apply to the Company.

As relevant to the Staff’s comments, the Company's discussion of sensitivity analysis related to impairment testing can be found in Note 15(c) Capital assets – Intangible assets with indefinite lives (Form 40-F, Exhibit 99.4, audited consolidated financial statements, page 46) and its discussion of critical accounting estimates, made in accordance with the Canadian rules cited above, can be found in the critical accounting estimates section of its management's discussion and analysis (Form 40-F, Exhibit 99.4, management's discussion and analysis, pages 49-53).

Note 15 – Capital Assets
(c) Intangible assets with indefinite lives, page 46
2.
We note that your wireless spectrum licenses accounted for 20% of your total assets as of December 31, 2008. As a result of the annual impairment test of your unit(s) of accounting, you determined that your licenses were not impaired. Although you incurred no impairment, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy due to the significance of your goodwill balance. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your licenses. Specifically, we believe you should provide the following information:

•
Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•
Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your licenses since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

•
Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, a one percent decline in your net cash flows, and a one percent increase in your discount rate.

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

As noted in the Company’s response to comment 1 above, the Company complies with the Canadian Securities Administrators’ National Instrument 51-102, Continuous Disclosure Obligations, Form 51-102F1 when preparing its management’s discussion and analysis content.

Note 6 – Segmented Information, pages 30-31
3.
You disclose that you have two reportable segments: Wireline and Wireless. It appears that you may have more than one operating segment in the Wireline business since you provide various services that appear to have different economic characteristics, such as Voice Local, Voice Long Distance, and Data as disclosed in the MD&A.Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in Note 6 and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess segment performance.

Mr. Larry Spirgel
United States Securities and Exchange Commission
July 6, 2009

The Company’s enterprise components, and operating segments, are Wireline and Wireless:
•	Both Wireline and Wireless components engage in business activities from which they may earn revenues and incur expenses (SFAS 131 paragraph10a) (ASC 280-10-50-1a);
•
The Wireline and Wireless components’ operating results are regularly reviewed by the Company’s chief operating decision maker in making decisions about resources to be allocated and in performance assessment (SFAS 131paragraph 10b) (ASC 280-10-50-1b); and

•
Discrete financial information is available for the Wireline and Wireless components (SFAS 131 paragraph 10c) (ASC 280-10-50-1c) that is used for making key decisions such as pricing, marketing strategy, investment and vendor management.

In respect of paragraph 17 of SFAS 131 (ASC 280-10-50-11), there is no aggregation as both operating segments are presented as reportable segments.

The Company respectfully submits that the product categories cited in your letter do not qualify as operating segments as per the definition in SFAS 131 paragraph 10 (ASC 280-10-50-1) and more specifically for the following reasons:
•
The voice local, voice long distance and data services are revenue product categories within the Wireline segment. The Company only tracks costs against some of the product categories/sub-categories.  The Company does not have discrete financial information such as Operating Income, Capital Expenditure and Assets at the product category level.

•
The revenue in the Wireless segment is disaggregated into network and equipment, which is different from the Wireline product categories. There are some product sub-categories within the Wireless network revenue category, such as voice and data services, which may be similar to some of the Wireline product categories, but the fundamental splits are different.

•
The Company’s chief operating decision maker regularly reviews financial information and operating results at the Wireline and Wireless levels in making decisions about investment, resources to be allocated and performance assessment.  Although the product category revenues and some of the associated costs are also reviewed, they are only a subset of the information reviewed.

•	Management reporting of operating results to the Company’s Board of Directors and Audit Committee is done on the basis of Wireline and Wireless segments, not by product categories.

Separately, the Company has provided to the United States Securities and Exchange Commission, as supplemental correspondence, and has requested confidential treatment for, the form of report on quarterly operating results that is provided to and used by the Company’s chief operating decision maker each quarter to allocate resources and assess segment performance.  Although not requested, the Company has also provided to the United States Securities and Exchange Commission, as supplemental correspondence, and has requested confidential treatment for, the form of report on quarterly operating results that is provided each quarter by the Company’s chief operating decision maker to the Company’s Audit Committee and Board of Directors.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
TELUS Corporation

/s/ Robert G. McFarlane

Robert G. McFarlane
Executive Vice President and Chief Financial Officer